EXHIBIT 99.4





                                Our ref custody audit 1 of 99 April 03 (Exhibit 99.4).doc
                                Contact  Max Pollock 9335 8138

Mr. Roger Desmarchelier
Executive Manager Securitisation
Crusade Management Limited
55 Market Street
Sydney NSW 2000


8 April 2003


Dear Roger

AGREED UPON PROCEDURES - CRUSADE GLOBAL TRUST NO. 1 OF 1999

St.George Custodial Pty Ltd required an audit to be performed in accordance with the Crusade Global Trust No. 1 of 1999 Custodian Agreement (`Custodian Agreement').

Our engagement was undertaken in accordance with the basic principles and general guidance set out in Australian Auditing Standard AUS 904 "Engagements to Perform Agreed-upon Procedures".


PROCEDURES

In accordance with the requirements set out in Schedule 1 of the Custodian Agreement, an audit of the custodial role with respect to the Relevant Documents for Crusade Global Trust No. 1 of 1999 was performed. The following procedures were undertaken to perform the audit:


a)              Through  management   inquiry  and  observation,   ensured  that
                adequate controls and procedures are in place to:

                i) segregate relevant documents from other mortgage title documents held by the Custodian; and

                ii) safeguard the relevant documents from being removed or tampered with, except with appropriate authorisation.

b) Through discussions with management, ensured that there is an appropriate security packet tracking system to identify:

                i) the relevant documents as separate and distinct from other mortgage title documents held by the custodian; and

                ii) identify the location of the relevant documents at any time.

                                                      Crusade Management Limited
                               Agreed Upon Procedures - Crusade Global Trust No.
                                                                       1 of 1999



(c) A random sample of 10 security packets was selected. For each security pack in the sample we cited the following relevant documents:

                i)     Mortgage Deed;

                ii)    Certificate of Title; and

                iii) Loan application signed by the borrower, or loan contract signed by the borrower for loans originated on or after November 1996.

 (d) For each security pack in the sample we traced the pack's actual storage location to the location information contained on the system.


FINDINGS

No exceptions were noted for the procedures performed above.


STATEMENT

Based on the results of the procedures performed in accordance with steps (a) through (d), we grade the custodial performance of St.George Custodial Pty Ltd as "Good".


DISCLAIMER

The foregoing procedures do not constitute an audit in accordance with Australian Auditing Standards or a review made in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports."


This letter is solely for the information of the addressee in connection with the role of St.George Custodial Pty Ltd as custodian for Crusade Global Trust No. 1 of 1999. It is not to be used, circulated, quoted or otherwise referred to, in whole or in part for any other purpose without our written consent.


Yours sincerely


/S/ JOHN TEER

John Teer
Partner

                                                                               2